Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 +1 713 495 4500 +1 713 495 7799 Fax AMERICA • ASIA PACIFIC • EUROPE

July 31, 2020

VIA EDGAR

Michael Killoy

Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Texas Pacific Land Corporation Amendment No. 1 to Draft Registration Statement on Form 10 Submitted July 2, 2020 CIK 0001811074

Dear Mr. Killoy and Ms. Mills-Apenteng:

On behalf of Texas Pacific Land Corporation, a Delaware corporation (the “Company”), set forth below are the responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated July 14, 2020 (the “Comment Letter”) with respect to Amendment No.1 to the draft registration statement on Form 10 (the “Confidential Submission”), which was confidentially submitted in draft form to the SEC on July 2, 2020. Concurrently with this letter, the Company is confidentially submitting Amendment No. 2 to the Confidential Submission (“Amendment No. 2”) electronically via the EDGAR system.

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter and all page numbers in the Company’s responses refer to the page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 2.

Amended Draft Registration Statement on Form 10

Material U.S. Federal Income Tax Consequences, page 55

1.	We note your revised disclosure that the corporate reorganization and distribution should qualify as an F reorganization. Accordingly, please provide disclosure explaining the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

July 31, 2020

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 13, 56 and 57.

Exhibits

2.	Please file the Stockholders’ Agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has filed the Stockholders’ Agreement as Exhibit 10.9 to Amendment No. 2.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (713) 495-4522 or gvlahakos@sidley.com.

Very truly yours,

/s/ George J. Vlahakos
George J. Vlahakos

cc: Robert Packer, Texas Pacific Land Corporation